SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: January 10, 2020

List of materials

Documents attached hereto:

i) Press release: This is a translation of the Share Buyback Report for the period from December 1, 2019 to December 31, 2019, filed with the Director General of the Kanto Finance Bureau by SONY CORPORATION on January 10, 2020

[This is a translation of the Share Buyback Report for the period from December 1, 2019 to December 31, 2019, filed with the Director General of the Kanto Finance Bureau by SONY CORPORATION on January 10, 2020]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of December 31, 2019)
	Number of Shares		Total Amount (Yen)

Resolution approved at the meeting of the Board of Directors held on May 16, 2019 (Period of Repurchase: May 17, 2019 to March 31, 2020）		60,000,000 (Maximum)	200,000,000,000 (Maximum)
Repurchases during the reporting month	December 2	72,300	505,459,600
(Date of repurchase)	December 3	73,100	513,544,500
	December 4	67,500	475,994,600
	December 5	70,500	502,034,700
	December 6	36,400	257,452,600
	December 9	54,800	391,535,600
	December 10	62,100	449,850,000
	December 11	56,600	408,350,300
	December 12	68,500	499,279,200
	December 13	87,200	649,026,700
	December 16	48,200	359,897,000
	December 17	49,200	366,854,700
	December 18	34,300	254,074,200
	December 19	34,500	256,836,900
	December 20	67,600	495,579,700
	December 23	30,900	228,542,200
Total	―	913,700	6,614,312,500
Total number of shares repurchased as of the end of the reporting month		26,058,100	156,030,482,100
Progress of the repurchase (%)		43.43	78.02
Note 1:  The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:  It was resolved at the meeting of the Board of Directors held on May 16, 2019 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
Not applicable

3.	Status of Shares Held in Treasury

(as of December 31, 2019)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,272,999,044
Number of treasury stock	46,582,799

 EOF

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